July 16, 2015

VIA EDGAR AND FEDERAL EXPRESS

Mary A. Cole, Esq.

Sheila Stout, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:     TriplePoint Venture Growth BDC Corp.

File Nos.: 333-204933; 814-01044

Dear Ms. Cole and Ms. Stout:

On behalf of our client, TriplePoint Venture Growth BDC Corp., a Maryland corporation (the “Company”), set forth below is the Company’s response to the oral comment received on July 16, 2015 from the Staff of the Division of Investment Management (the “Staff”) on the Company’s Registration Statement on Form N-2 (the “Registration Statement”).

Please provide the Staff with mathematical support showing the Company’s compliance with Section 18(a)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”), made applicable to business development companies, such as the Company, by Section 61(a)(1). Please confirm that the Company is compliant with the requirements Section 18(a)(1)(A) under the 1940 Act as of a date within 30 days of the Registration Statement’s requested effectiveness.

As of April 1, 2015, the Company had $153.5 million in unfunded commitments, approximately $104.4 million in unrestricted cash, $120.0 million of senior securities and approximately $357.9 million of total assets less non-senior security liabilities. The Company hereby confirms that, as of July 7, 2015, it is in compliance with Section 18(a)(1)(A) of the 1940 Act, made applicable to the Company by Section 61(a)(1).

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Clifford R. Cone at 212-878-3180.

Very truly yours,

/s/ Andrew S. Epstein
Andrew S. Epstein

cc:	TriplePoint Venture Growth BDC Corp.

    James P. Labe

    Sajal K. Srivastava